

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Michael Chao Du
Chief Financial Officer
17 Education & Technology Group Inc.
16/F, Block B, Wangjing Greenland Center
Chaoyang District, Beijing
1000102 People's Republic of China

> **Re: 17 Education & Technology Group Inc.**
>   **Form 20-F for Fiscal Year Ended December 31, 2022**
>   **File No. 001-39742**

Dear Michael Chao Du:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Yilin Xu, Esq.